EXHIBIT 99.01

The Company to hold Non-deal Roadshow overseas

Date of events: 2016/09/14

Contents:

1.Date of the investor conference:2016/09/19~2016/09/20

2.Time of the investor conference: 16:00 Taipei time

3.Location of the investor conference: London

4.Brief information disclosed in the investor conference: Co-sponsored by JPMorgan

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None